Exhibit 99.1

Crystal Financial LLC

dba SLR Credit Solutions

(A Delaware Limited Liability Company)

Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

Independent Auditors' Report

To the Board of Managers and Member of Crystal Financial LLC

Opinion

We have audited the consolidated financial statements of Crystal Financial LLC dba SLR Credit Solutions (the Company), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in member’s equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Baker Tilly Advisory Group, LP and Baker Tilly US, LLP, trading as Baker Tilly, are members of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. Baker Tilly US, LLP is a licensed CPA firm that provides assurance services to its clients. Baker Tilly Advisory Group, LP and its subsidiary entities provide tax and consulting services to their clients and are not licensed CPA firms.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control-related matters that we identified during the audit.

Philadelphia, Pennsylvania February 12, 2025

Crystal Financial LLC dba SLR Credit Solutions

Consolidated Balance Sheets

Years Ended December 31, 2024 and 2023

Assets:	2024	2023
Cash and cash equivalents	$30,392,073	$4,155,344
Restricted cash	3,047,138	14,204,878
Loan interest and fees receivable	3,369,606	3,853,372
Loans	317,564,915	406,553,535
Less: Unearned fee income	(5,992,318)	(7,437,788)
Allowance for credit losses	(6,326,708)	(9,448,619)
Total loans, net	305,245,889	389,667,128
Property and equipment, net	88,328	16,469
Goodwill	5,156,542	5,156,542
Other assets	16,958,216	21,368,095

Total assets	$364,257,792	$438,421,828

Liabilities:
Revolving credit facility, net	$147,411,083	$215,343,743
Accrued expenses	6,150,217	5,872,387
Distributions payable	5,500,000	5,000,000
Other liabilities	4,918,803	6,525,994
Collateral held for borrower obligations	-	9,783,573

Total liabilities	163,980,103	242,525,697

Commitments and Contingencies (see Note 8)

Member's equity:

Class A units	279,191,400	279,191,400
Accumulated deficit	(78,913,711)	(83,295,269)
Total member's equity	200,277,689	195,896,131

Total liabilities and member's equity	$364,257,792	$438,421,828

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC dba SLR Credit Solutions

Consolidated Statements of Operations

Years Ended December 31, 2024 and 2023

	2024	2023
Net interest income:
Interest income	$55,246,665	$57,823,000
Interest expense	18,352,784	20,308,902
Net interest income	36,893,881	37,514,098
Recovery (provision) for credit losses	(2,849,618)	17,481,887
Net interest income after recovery (provision) for credit losses	39,743,499	20,032,211

Operating expenses:
Compensation and benefits	9,011,903	10,517,444
Depreciation and amortization	22,031	12,628
General and administrative expenses	2,465,543	3,008,930
Total operating expenses	11,499,477	13,539,002

Other income (loss):
(Loss) from equity method investment	-	(22,796)
Impairment on investment in equity securities	(3,349,308)	-
Total other income (loss), net	(3,349,308)	(22,796)

Realized (loss) gain from foreign currency transactions, net	(33,079)	69,572
Unrealized gain (loss) from foreign currency translations, net	19,923	(64,164)

Net income	$24,881,558	$6,475,821

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC dba SLR Credit Solutions

Consolidated Statements of Changes in Member’s Equity

Years Ended December 31, 2024 and 2023

	Class A Units	Accumulated Deficit	Total Member's Equity
Balance, December 31, 2022	$279,191,400	$(69,924,574)	$209,266,826

Cumulative effect of adopting new accounting standard (see Note 2)		153,484	153,484

Distributions	-	(20,000,000)	(20,000,000)

Net income	-	6,475,821	6,475,821

Balance, December 31, 2023	279,191,400	(83,295,269)	195,896,131

Distributions	-	(20,500,000)	(20,500,000)

Net income	-	24,881,558	24,881,558

Balance, December 31, 2024	$279,191,400	$(78,913,711)	$200,277,689

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC dba SLR Credit Solutions

Consolidated Statements of Cash Flows

Years Ended December 31, 2024 and 2023

	2024	2023
Cash flows from operating activities:
Net income	$24,881,558	$6,475,821
Adjustments to reconcile net income to net cash provided by operating activities:
(Recovery) provision for credit losses	(2,849,618)	17,481,887
Accretion of original issue discount	(326,938)	(869,532)
Depreciation	22,031	12,628
Amortization of debt issuance costs	991,618	961,665
Paid-in-kind interest and fee income	-	(925,689)
Loss from equity method investment	-	22,796
Unrealized (gain) loss on foreign currency transactions	(20,403)	64,271
Realized loss on foreign currency transactions	14,875	7,709
Write down of amounts classified as other assets	-	282,107
Impairment on investment in equity securities	3,349,308	-
Net change in loan interest and fees receivable	533,220	1,706,725
Net change in other assets	1,060,571	(2,164,850)
Net change in unearned fees	(1,553,362)	686,448
Net change in accrued expenses	277,830	2,213,631
Net change in other liabilities	(1,827,774)	2,957,432
Net cash provided by operating activities	24,552,918	28,913,049

Cash flows from investing activities:
Purchases of property and equipment	(93,890)	(13,075)
Investment in term loans	(91,006,470)	(193,501,153)
Repayment of term loans	184,789,596	176,268,136
Lending on revolving lines of credit, net	(6,892,010)	17,836,797
Distributions received from Crystal Financial SBIC LP	-	2,552,540
Net change in collateral held for borrower obligations	(9,783,573)	(7,410,178)
Net cash provided by (used in) investing activities	77,013,653	(4,266,933)

Cash flows from financing activities:
Repayments on revolving credit facility	(66,409,821)	(6,103,274)
Distributions to members	(20,000,000)	(20,000,000)
Payment of debt issuance costs	(75,030)	(2,265,869)
Payment of finance lease obligations	(2,730)	(3,725)
Net cash used in financing activities	(86,487,581)	(28,372,868)

Net change in cash, cash equivalents, and restricted cash	15,078,989	(3,726,752)
Cash, cash equivalents, and restricted cash at beginning of year	18,360,222	22,086,974

Cash, cash equivalents and restricted cash at end of year	$33,439,211	$18,360,222

Supplemental disclosure of cash flow information:
Cash paid for interest	$17,361,166	$19,253,926

Supplemental disclosure of non-cash investing and financing activities:
Use of loan to obtain equity interest in joint venture (see Note 3)	$-	$17,808,297
Right-of-use assets obtained in exchange for new operating lease liabilities	$-	$2,818,752

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

1.
Organization

Crystal Financial LLC (“Crystal Financial” or the “Company”), along with its wholly owned subsidiary,

Crystal Financial SPV LLC (“Crystal Financial SPV”), is a commercial finance company based in Boston, Massachusetts, that primarily originates, underwrites, and manages secured debt to middle market companies within various industries. The Company was formed in the state of Delaware on March 18, 2010. During 2021, the Company executed a dba filing to do business using the name SLR Credit Solutions.

At December 31, 2024 and 2023, SLR Investment Corp. (“SLRC”) owns 100% of the outstanding ownership units of the Company.

2.
Summary of Significant Accounting Policies

The following is a summary of significant accounting policies adopted by the Company:

Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Crystal Financial SPV. All inter-company investments, accounts and transactions have been eliminated in these consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash includes all deposits held at banks. Deposits in excess of amounts insured by the Federal Deposit Insurance Corporation (“FDIC”) are exposed to loss in the event of nonperformance by the institution. The Company has had cash deposits in excess of the FDIC insurance coverage and has not experienced any losses on such accounts.

Restricted cash consists of interest and fees collected on those loans held within Crystal Financial SPV that serve as collateral against the Company’s outstanding line of credit. Upon receipt, these funds are restricted from the Company’s access until the fifteenth of the following month. Also included in restricted cash may be funds that serve as collateral against loans outstanding to certain borrowers as well as funds that serve as collateral to outstanding letters of credit.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

2.
Summary of Significant Accounting Policies…continued

Cash, Cash Equivalents, and Restricted Cash…continued

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 230, Statement of Cash Flows, the Company presents the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash in the consolidated statements of cash flows. Accordingly, amounts generally described as restricted cash will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheet that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	December 31,
	2024	2023
Cash and cash equivalents	$30,392,073	$4,155,344
Restricted cash	3,047,138	14,204,878
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$33,439,211	$18,360,222

Loans

The Company typically classifies all loans as held to maturity. Loans funded by the Company are recorded at the amount of unpaid principal, net of unearned fees, discounts and the allowance for credit losses in the Company’s consolidated balance sheets.

Interest income is recorded on the accrual basis in accordance with the terms of the respective loan. Generally, interest is not accrued on loans with interest or principal payments 90 days or greater past due or on other loans when management believes collection is doubtful. Loans considered impaired, as defined below, are non-accruing. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current interest income and all future proceeds received will generally be applied against principal or interest, in the judgment of management. Interest on loans classified as nonaccrual is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual status. Loans are generally returned to accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured. The Company did not have any loans that are non-performing, modified or past due 30 days or more as of December 31, 2024 and 2023.

Allowance for Credit Losses

Effective January 1, 2023, the Company adopted Accounting Standards Update ("ASU") 2016-13, Financial Instruments-Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments, as amended (“ASU 2016-13”). ASU 2016-13 replaces the incurred loss methodology with an expected loss methodology, referred to as the current expected credit loss (“CECL”) methodology. The Company adopted ASU 2016-13 using the modified retrospective method. In 2023 the Company recorded a net increase to member’s equity of $153,484 as of the adoption date for the cumulative effect of adopting ASU 2016-13.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

2.
Summary of Significant Accounting Policies…continued

Allowance for Credit Losses…continued

The allowance for credit losses reflects our current estimate of potential losses inherent in the loan portfolio at year end. Changes to the allowance are recognized through net income in the consolidated statements of operations. While ASU 2016-13 does not require any particular method for determining the allowance for credit losses, it does specify that the reserve should be based on relevant information about past events, including, but not limited to, historical loss rates, current portfolio composition, market conditions, and reasonable and supportable forecasts for the duration of each respective loan.

The Company’s portfolio consists of both revolvers and term loans. The loans are further classified as either “Pass” or “Criticized.” These classifications are a direct result of the internal risk ratings assigned to each loan during regular loan review meetings. All loans in the Company’s portfolio with similar risk characteristics are individually reviewed when determining the risk rating for each loan. Internal risk ratings are derived upon consideration of various factors related to both the borrower and the borrower’s facility, with those factors related to the borrower’s facility being the key determinant of the overall risk rating. A lower internal risk rating represents less risk while a higher internal risk rating represents more risk. Risk factors of the borrower that are considered include asset and earnings quality, historical and projected financial performance, borrowing liquidity and/or access to capital. Risk factors of the facility that are considered include collateral coverage and the facility’s position within the overall capital structure. Loans rated below a certain threshold are classified as “Pass” and loans rated above a certain threshold are classified as “Criticized.”

The allowance for credit losses on loans classified as “Pass” is assessed using historical loss data, the expected weighted-average remaining maturity of the portfolio, and a qualitative economic view. The Company also reviews trends in the weighted-average risk rating of the portfolio in order to determine whether risk characteristics of the current portfolio, relative to the historical portfolio, could signal a greater risk of expected loss.

In accordance with CECL, the Company’s allowance for credit losses may be adjusted to reflect management’s assessment of current and future economic conditions that may impact the performance of the borrowers. The assessment includes, but is not limited to, unemployment rates, interest rates, expectations of inflation and/or recession, as well as various other macroeconomic factors that could impact the likelihood of potential credit losses during a loan’s anticipated term.

Specific allowances for credit losses are generally applied to loans classified as “Criticized.” Generally, these loans are deemed to be impaired and are typically measured based on a comparison of the recorded carrying value of the loan to the present value of the loan’s expected cash flow using the loan’s effective interest rate, the loan’s estimated market price, or the estimated fair value of the underlying collateral, if the loan is collateral-dependent. Loans are charged off against the allowance at the earlier of either the substantial completion of the liquidation of assets securing the loan, or when senior management deems the loan to be permanently impaired.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. All loans are individually evaluated for impairment according to the Company’s normal loan review process, including overall credit evaluation, nonaccrual status and payment experience. Loans identified as impaired are further evaluated to determine the estimated extent of impairment.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

2.
Summary of Significant Accounting Policies…continued

Goodwill

The Company typically assesses goodwill for impairment at the end of each fiscal year using a qualitative assessment.

Goodwill recognized in business combinations is assigned to the reporting units that are expected to benefit from the combination as of the acquisition date. Goodwill is not amortized; rather goodwill is tested annually for impairment or more frequently upon the occurrence of certain events or substantive changes in circumstances. The Company has elected to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. If the conclusion is supported that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company would not need to perform a quantitative impairment test. If the conclusion cannot be supported, or if the Company does not elect to do the qualitative assessment, then the Company will perform a quantitative assessment. If a quantitative goodwill impairment assessment is performed, the Company utilizes a combination of market and income valuation approaches. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the reporting unit is less than its carrying value. No impairment of goodwill resulted from the annual impairment testing in 2024 or 2023.

Debt Issuance Costs

Debt issuance costs represent fees and other direct incremental costs incurred in connection with the Company’s borrowings against its revolving credit facility (see Note 5). These amounts are amortized using the straight-line method into earnings as interest expense ratably over the contractual term of the facility. Net unamortized debt issuance costs totaled $2,586,255 and $3,534,603 at December 31, 2024 and 2023 and are recorded as a direct deduction in the carrying amount of the revolving credit facility on the accompanying consolidated balance sheets.

Fee Income Recognition

Certain loans in the Company’s portfolio have been issued at a discount. Income related to the accretion of these discounts totaled $326,938 and $869,532 during the years ended December 31, 2024 and 2023, respectively, and is included as a component of interest income on the consolidated statements of operations.

Nonrefundable loan fees and costs associated with the origination or purchase of loans are deferred and included in loans, net, in the consolidated balance sheets. These commitment fees, as well as certain other fees charged to borrowers, such as amendment and prepayment fees, are recorded in interest income, after receipt, over the remaining life of the loan using a method which approximates the interest method. Income recognized on these fees totaled $8,753,999 and $6,498,210 during the years ended December 31, 2024 and 2023, respectively, and is recorded as a component of interest income on the consolidated statements of operations. Unused line fees are recorded in interest income when received. Unamortized fees totaling $5,992,318 and $7,437,788 are recorded as unearned fee income on the accompanying consolidated balance sheets at December 31, 2024 and 2023, respectively.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

2.
Summary of Significant Accounting Policies…continued

Property and Equipment, net

Property and equipment are carried at cost. Such items are depreciated or amortized on a straight-line basis over the following useful lives:

Furniture and fixtures	5-7 years
Computer equipment	3-5 years
Computer software	3 years
Leasehold improvements	shorter of remaining lease term or the asset’s estimated useful life

The Company leases office space and equipment under various operating and finance lease agreements. The leases have varying terms and may include escalation clauses or lease concessions. Lease expense for operating leases is recognized on a straight-line basis over the lease term.

Depreciation expense for finance leases is recognized over either the useful life of the asset or the lease term based on the terms of the lease agreement and is recorded as a component of depreciation and amortization on the consolidated statements of operations.

The Company recognizes a right-of-use asset and a lease liability in the consolidated balance sheets as of December 31, 2024 and 2023 for those leases classified as operating or finance leases with a term in excess of twelve months. The lease term is determined at lease commencement and includes any noncancellable period for which the Company has the right to use the underlying asset together with any periods covered by an option to extend the lease, if it is reasonably certain that the Company will exercise the option to extend. The initial determination of the lease liability is calculated as the net present value of the lease payments not yet paid. The discount rate used to determine the present value is the rate implicit in the lease, if present, or if not present, the Company’s incremental borrowing rate. The incremental borrowing rate is defined as the rate that reflects the amount of interest that would have to be paid to borrow funds on a collateralized basis over a similar term to the lease in a similar economic environment. Lease payments include fixed payments less any lease incentives available to the Company plus variable lease payments (see Note 5). During 2023, the right-of-use asset and lease liability were increased by $2,818,752 as a result of a lease modification and extension.

Investment in Equity Securities

The Company accounts for equity securities in accordance with the guidance set forth in Financial Instruments (ASC 825). The Company obtained an equity interest in an entity formed to acquire certain assets of a borrower during the year ended December 31, 2023 (see Note 3) and elected the measurement alternative set forth in FASB ASC 321-10. The measurement alternative is optional and may be applied to equity securities without a readily determinable fair value. In accordance with the measurement alternative, the interest is recorded at cost, less impairment, plus or minus any changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. The company recorded impairment on investment in equity securities totaling $3,349,308 during the year ended December 31, 2024. No impairment or price changes were recorded on the equity interest during the year ended December 31, 2023.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

2.
Summary of Significant Accounting Policies…continued

Foreign Currency

The functional currency of the Company is the US Dollar. The Company has two loans denominated in foreign currency in its portfolio at December 31, 2024 and 2023. The Company also has the ability to borrow foreign currency denominated funds under its revolving line of credit (see Note 5). Gains and losses arising from exchange rate fluctuations on transactions denominated in currencies other than the US Dollar are included in earnings as incurred. The Company recorded unrealized gains on foreign currency translations totaling $19,923 during the year ended December 31, 2024 and unrealized losses on foreign currency translations totaling $64,164 during the year ended December 31, 2023. Realized losses totaling $33,079 and realized gains totaling $69,572 were recorded during the years ended December 31, 2024 and December 31, 2023, respectively.

Distributions

Distributions to members are recorded as of the date of declaration and are approved by the Company’s Board of Managers. Distributions totaling $5,500,000 and $5,000,000 were declared by the Company at December 31, 2024 and 2023, respectively, but were not paid until the following year.

Income Taxes

The Company is a single member LLC treated as a disregarded entity for tax purposes. The sole member of Crystal Financial is individually liable for the taxes, if any.

The Company applies the provisions set forth in Accounting for Uncertainty in Income Taxes (ASC 740- 10). ASC 740-10 provides a comprehensive model for the recognition, measurement and disclosure of uncertain income tax positions. The Company recognizes the tax effect of certain tax positions when it is more likely than not that the tax position will be sustained upon examination, based solely on the technical merits of the tax position. As of December 31, 2024, the Company does not have any uncertain tax positions that meet the recognition or measurement criteria of ASC 740-10.

As a disregarded entity, the Company has no obligation to file a U.S. federal return for tax periods beginning after July 28, 2016, the date the Company became a disregarded entity for tax purposes. The Company does however continue to file certain state tax returns. As of December 31, 2024, the Company is subject to examination by various state tax authorities for tax years beginning after December 31, 2020.

3.
Allowance for Credit Losses

There are no individually evaluated loans and no interest or principal payments outstanding as of December 31, 2024 and 2023.

During 2023, the Company placed a loan with outstanding principal of $37,232,381 on non-accrual. The loan was restructured and the Company used $17,808,297 of the outstanding loan balance to purchase an equity ownership in an entity formed to acquire certain assets of the borrower during the bankruptcy process. After applying cash repayments received, the remaining loan balance was written-off in accordance with ASU 2016-13. The equity ownership is deemed to be a variable interest entity of the Company, however it is not subject to consolidation (see Note 9) and is recorded as a component of other assets on the accompanying consolidated balance sheet as of December 31, 2024.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

3.
Allowance for Credit Losses…continued

Depending on the assigned internal risk rating, loans are classified as either Pass or Criticized. Generally, once a loan is classified as Criticized, the loan is individually evaluated and a specific reserve analysis is required. There are no loans classified as Criticized at December 31, 2024 and 2023.

The Company also maintains an allowance on unfunded revolver and delayed draw term loan commitments. At December 31, 2024 and 2023, an allowance of $789,061 and $516,768, respectively, was recorded relating to these commitments. This amount is recorded as a component of other liabilities on the Company’s consolidated balance sheets with changes recorded in the provision for credit losses on the Company’s consolidated statements of operations. The methodology for determining the allowance for unfunded revolver and delayed draw term loan commitments is consistent with the methodology used for determining the allowance for credit losses, with the exception that only the portion of the outstanding commitment expected to be drawn is applied against the unfunded commitments.

The summary of changes in the allowance for credit losses relating to funded commitments for the years ended December 31, 2024 and 2023 is as follows:

	Year Ended December 31, 2024
	Revolvers	Term Loans	Total
Allowance for credit losses:
Beginning balance,	$656,589	$8,792,030	$9,448,619
Provision (recovery) for credit losses	61,311	(3,183,222)	(3,121,911)
Loans charged-off	-	-	-
Ending allowance for credit losses	$717,900	$5,608,808	$6,326,708

	Year Ended December 31, 2023
	Revolvers	Term Loans	Total
Allowance for credit losses:
Beginning balance, prior to adoption of ASU 2016-13	$629,962	$8,500,574	$9,130,536
Impact of adopting ASU 2016-13	(16,684)	(136,800)	(153,484)
Provision for credit losses	43,311	17,344,643	17,387,954
Loans charged-off	-	(16,916,387)	(16,916,387)
Ending allowance for credit losses	$656,589	$8,792,030	$9,448,619

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

3.
Allowance for Credit Losses…continued

The Company’s primary credit quality indicator is its internal risk ratings, which are used to determine whether a loan should be classified as “Pass” or “Criticized.” The following tables present the net book value of the Company’s loan portfolio as of December 31, 2024 and 2023, by year of origination, loan type, and risk classification.

December 31, 2024
	Net Book Value of Loans Receivable by Year of Origination
	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
Revolvers
Pass	$-	$-	$-	$-	$-	$31,901,165	$31,901,165
Criticized	-	-	-	-	-	-	-
Total revolvers	-	-	-	-	-	31,901,165	31,901,165
Term loans
Pass	76,717,742	110,294,940	72,458,588	-	20,200,162	-	279,671,432
Criticized	-	-	-	-	-	-	-
Total term loans	76,717,742	110,294,940	72,458,588	-	20,200,162	-	279,671,432
Total loans receivable	$76,717,742	$110,294,940	$72,458,588	$-	$20,200,162	$31,901,165	311,572,597
Allowance for credit losses							(6,326,708)
Loans receivable, net							$305,245,889

December 31, 2023
	Net Book Value of Loans Receivable by Year of Origination
	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
Revolvers
Pass	$-	$-	$-	$-	$26,058,783	$26,058,783
Criticized	-	-	-	-	-	-
Total revolvers	-	-	-	-	26,058,783	26,058,783
Term loans
Pass	168,134,079	90,866,630	48,117,243	65,939,012	-	373,056,964
Criticized	-	-	-	-	-	-
Total term loans	168,134,079	90,866,630	48,117,243	65,939,012	-	373,056,964
Total loans receivable	$168,134,079	$90,866,630	$48,117,243	$65,939,012	$26,058,783	399,115,747
Allowance for credit losses						(9,448,619)
Loans receivable, net						$389,667,128
Loans charged-off	$-	$-	$16,916,387	$-	$-	$16,916,387

Accrued interest receivable is $2,464,813 and $2,896,583 at December 31, 2024 and 2023 and is included as a component of loan interest and fees receivable on the consolidated balance sheets. Accrued interest receivable is excluded from the estimate of credit losses. The accrual of accrued interest is in accordance with the non-accrual policy as stated in Note 2.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

4.
Property and Equipment, net

The cost basis of the Company’s property and equipment as well as the accumulated depreciation at December 31, 2024 and 2023, are as follows:

	December 31,
	2024	2023
Furniture and fixtures	$95,280	$26,954
Leasehold Improvements	20,618	-
Computer equipment	232,272	232,272
Computer software	21,315	20,846
	$369,485	$280,072
Less: Accumulated depreciation	(281,157)	(263,603)
	$88,328	$16,469

Finance lease assets totaling $25,907 are included as a component of computer equipment in the above schedule at December 31, 2024 and 2023.

Depreciation expense of $22,031 and $12,628 was recognized during the years ended December 31, 2024 and 2023, respectively.

5.
Debt Obligations and Financings

Revolving Credit Facility

On May 12, 2011, the Company entered into a Loan Financing and Servicing Agreement (the “Credit Agreement”) in the form of a revolving credit facility.

The Company has the ability to borrow funds denominated in certain foreign currencies under the facility. The maximum amount available to be borrowed in foreign denominated currencies is the US Dollar equivalent of $120,000,000. During 2024 and 2023, the Company incurred fees and expenses totaling $143,271 and $2,264,178 in connection with certain amendments to the credit facility. These costs were deferred and are being amortized on a straight-line basis over the contractual term of the Credit Agreement as an adjustment to interest expense.

At December 31, 2024, the amount available to be borrowed under the facility is the lesser of (a) $300,000,000 or (b) the amount calculated and available per the Borrowing Base, as defined in the amended Credit Agreement. Borrowings on the facility bear interest at a rate of 2.95% plus the Lenders’ cost of funds, as defined in the Credit Agreement. The applicable cost of funds varies depending on the currency in which the funds are borrowed. At December 31, 2024, the effective rates were between 6.69% and 7.50%. The Company also pays an undrawn fee on unfunded commitments and an administrative agent fee.

The revolving credit facility is comprised of the following at December 31, 2024 and 2023:

	December 31,
	2024	2023
Principal borrowings	$149,997,338	$218,878,346
Unamortized debt issuance costs	(2,586,255)	(3,534,603)
Revolving credit facility, net	$147,411,083	$215,343,743

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

5.
Debt Obligations and Financings…continued

The credit facility terminates on the earlier of August 15, 2027 or upon the occurrence of a Facility Termination Event, as defined in the amended Credit Agreement.

Commencing on February 15, 2026 and continuing every three months until the facility’s termination date, the Company may be required to make principal pay-downs on certain amounts outstanding. The amount to be paid down is contingent upon the future amount outstanding as well as the amount of future non-mandatory prepayments made on the credit facility.

Cash, as well as those of the Company’s loans that are held within Crystal Financial SPV, serve as collateral against the facility. The Company has made certain customary representations and warranties under the facility, and is required to comply with various covenants, reporting requirements, and other customary requirements for similar credit facilities. The Credit Agreement includes usual and customary events of default for credit facilities of this nature. The Company is in compliance with all covenants at December 31, 2024 and 2023.

The Company has recorded a right-of-use asset and a lease liability for the Company’s operating lease totaling $2,619,517 and $2,821,468, respectively, at December 31, 2024 and $3,318,438 and $3,306,627, respectively, at December 31, 2023. The operating lease right-of-use asset and liability are recorded as a component of other assets and other liabilities on the accompanying consolidated balance sheets. The lease has a weighted average remaining lease term of 5.0 years and a weighted average discount rate of 3.50%.

The cost of the Company’s operating lease totaled $598,752 and $657,878 during the years ended December 31, 2024 and December 31, 2023 respectively.

As of December 31, 2024, future minimum lease commitments under the lease include:

Operating Lease
2025	$585,933
2026	595,609
2027	617,176
2028	637,526
2029	650,030
Total lease payments	3,086,274
Less: interest expense	(264,806)
Lease liability balance	$2,821,468

6.
Related Party Activity

The Company may co-invest with SLRC in certain loans and investments. These transactions occur in the normal course of business.

7.
Member’s Capital

Crystal Financial has issued limited liability company interests, referred to as Class A Units. Each unit entitles its holder to one vote on all matters submitted to a vote of the members. At December 31, 2024 and 2023, the Company has 280,303 outstanding Class A Units, all of which are owned by SLRC.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

8.
Commitments and Contingencies

The Company is party to financial instruments with off-balance sheet risk including unfunded revolver and delayed draw term loan commitments to certain borrowers.

Under the revolving credit and delayed draw term loans, aggregate unfunded commitments total $115,751,802 and $74,645,250 at December 31, 2024 and 2023, respectively. These agreements have fixed expiration dates. The revolving credit agreements typically require payment of a monthly fee equal to a certain percentage times the unused portion of the revolving line of credit. As the unfunded commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of credit that can be extended under each of the revolving credit agreements and delayed draw term loan agreements is typically limited to the borrower’s available collateral, which is used in calculating the borrower’s borrowing base at the time of a respective draw.

9.
Variable Interest Entity

In accordance with US GAAP, the Company evaluates (a) whether it holds a variable interest in an entity, (b) whether the entity is a variable interest entity (“VIE”) and (c) whether the Company is the primary beneficiary of the VIE.

As part of a loan restructuring (see Note 3), the Company obtained a minority ownership interest in a joint venture operating company during 2023. It was determined that the Company has a variable interest in the joint venture. The Company does not have the individual power to direct the joint venture’s activities and it does not share disproportionally in the obligation to absorb potential losses or the right to receive expected returns of the joint venture. Accordingly, it was determined that the Company is not the primary beneficiary and the VIE is not consolidated in the accompanying consolidated financial statements.

The following table sets forth the information with respect to the unconsolidated VIEs in which the Company holds a variable interest as of December 31, 2024 and 2023.

	December 31, 2024	December 31, 2023
Equity interest included in Other assets on the consolidated balance sheets	$14,144,910	$17,808,297
Maximum risk of loss (1)	14,144,910	17,808,297

(1)
includes the equity investment the Company has made, or could be required to make

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

10.
Fair Value of Financial Instruments

Fair Value Measurements (Topic 820) establishes a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1- inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3- inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

There were no financial assets or financial liabilities measured at fair value on a recurring basis at December 31, 2024 and 2023.

Financial instruments that are not recorded at fair value on a recurring basis consist of cash, restricted cash, interest receivable, loans receivable, collateral held for borrower obligations and the revolving credit facility. Due to the short-term nature of the Company’s cash, restricted cash, interest receivable, and collateral held for borrower obligations, the carrying value approximates fair value.

The Company’s loans receivable are recorded at outstanding principal, net of any deferred fees and costs, unamortized purchase discounts and the allowance for credit losses. If the Company elected the fair value option, the estimated fair value of the Company’s loans receivable would be derived using among other things, a discounted cash flow methodology that considers various factors including the type of loan and related collateral, current market yields for similar debt investments, estimated cash flows, as well as a discount rate that reflects the Company’s assessment of risk inherent in the cash flow estimates.

If the Company elected the fair value option, the estimated fair value of the Company’s revolving credit facility would approximate the carrying value at December 31, 2024 and 2023. The fair value is estimated based on consideration of current market interest rates for similar debt instruments.

Crystal Financial LLC dba SLR Credit Solutions

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

10.
Fair Value of Financial Instruments…continued

The following table presents the carrying amounts, estimated fair values, and placement in the fair value hierarchy of the Company’s long-term financial instruments, at December 31, 2024 and 2023.

December 31, 2024
			Fair Value Measurements
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Loans receivable	$317,564,915	$317,564,915	$-	$-	$317,564,915
Financial liabilities:
Revolving credit facility	149,997,338	149,997,338	-	-	149,997,338

December 31, 2023
			Fair Value Measurements
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Loans receivable	$406,553,535	$406,553,535	$-	$-	$406,553,535
Financial liabilities:
Revolving credit facility	218,878,346	218,878,346	-	-	218,878,346

11.
Subsequent Events

The Company has evaluated subsequent events through February 12, 2025, the date which the financial statements were available to be issued.